SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. )(1)


                             SCNV ACQUISITION CORP.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   78402R-10-0
                                 (CUSIP Number)


                                  JUNE 29, 1998
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|  Rule 13d-1(b)

     |_|  Rule 13d-1(c)

     |X|  Rule 13d-1(d)


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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 78402R-10-0                13G                       Page 2 of 5 Pages
----------------------                                         -----------------

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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Batei Sefer Limlalcha  IRS No. 113089306
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)|_|
     Not Applicable                                                       (b)|_|
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3    SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
     NUMBER OF SHARES     5     SOLE VOTING POWER
       BENEFICIALLY             312,313
         OWNED BY         ------------------------------------------------------
           EACH           6     SHARED VOTING POWER
          PERSON                0
        REPORTING         ------------------------------------------------------
           WITH           7     SOLE DISPOSITIVE POWER
                                312,313
                          ------------------------------------------------------
                          8     SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     312,313
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     15%
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12   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:

               SCNV Acquisition Corp.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               P.O.B. 3026
               Omer Industrial Park
               Omer, Israel  84965

Item 2(a).     Name of Person Filing:

               This Schedule 13G is filed on behalf of Batei Sefer Limlacha (the "Reporting Person").

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               766 Montgomery Street
               Brooklyn, NY 11213

Item 2(c).     Citizenship:

               The Reporting Person is a religious corporation organized under the laws of the State of New York in the United States of America.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01 per share

Item 2(e).     CUSIP Number:

               78402R-10-0

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a) - (j):  Not applicable.

               If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

               Not Applicable.

Item 4.        Ownership:

               (a) Amount Beneficially Owned: At December 31, 1998, the Reporting Person beneficially owned 312,313 shares of Common Stock of the Issuer.

               (b)  Percent of Class: 15%

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:

                         312,313

                    (ii) shared power to vote or to direct the vote:

                         0

                   (iii) sole power to dispose or to direct the disposition of:

                         312,313

                    (iv) shared power to dispose or to direct the disposition
                         of:

                         0

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person.

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certification.

               Not Applicable.

                                    SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                            Date:   February 16, 1999


                                            BATEI SEFER LIMLACHA


                                                 /s/ Menachem Mendel Deren
                                            ------------------------------------
                                                       (Signature)

                                                  Menachem Mendel Deren
                                            ------------------------------------
                                                          (Name)

                                                         President
                                            ------------------------------------
                                                          (Title)